Dolly Varden Silver Corporation

3123 - 595 Burrard St.
Vancouver, BC
V7X1J1
Phone: (604) 602-1440

INFORMATION CIRCULAR

(As at May 22, 2024 except as indicated)

MANAGEMENT SOLICITATION

This information circular (the "Circular") is furnished to you in connection with the solicitation of proxies by management of Dolly Varden Silver Corporation ("we", "us", "Dolly Varden" or the "Company") for use at the annual general and special meeting (the "Meeting") of shareholders of the Company ("Shareholders") to be held at the offices of Stikeman Elliott LLP, 666 Burrard Street, Suite 1700, Vancouver, British Columbia, V6C 2X8 at 10:00 am (Vancouver time) on Monday, June 24, 2024 and at any adjournment of the Meeting. We will conduct the solicitation by mail, and our officers, directors and employees may, without receiving special compensation, contact Shareholders by telephone, electronic means, or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse Shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.

GENERAL PROXY INFORMATION

Appointment of Proxyholders

The persons named as proxyholders in the enclosed form of proxy are the Company's directors or officers. As a Shareholder, you have the right to appoint a person or company (who need not be a Shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the Company.

Voting by Proxy

The persons named in the accompanying form of proxy will vote or withhold from voting the Common Shares (as defined below) represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your Common Shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your Common Shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxyholders discretionary authority regarding amendments to or variations of matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an "X" in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxyholders nominated by management will vote the Common Shares represented by your proxy in accordance with their judgment.

Completion and Return of Proxy

You must deliver the completed form of proxy to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. (contact information below), or to the Company's head office at the address listed on the cover page of this Circular, by Thursday, June 20, 2024 at 10:00 am (Vancouver time), which is not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting (or any adjournment, as applicable).

Mail:
Computershare Investor Services Inc.

Proxy Dept.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Fax:
Within North America: 1-866-249-7775
Outside North America: 1-416-263-9524

Non-Registered Holders

Only Shareholders whose names appear on our records or validly appointed proxyholders are permitted to vote at the Meeting. Most of our Shareholders are "non-registered" shareholders because their Common Shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a "Nominee"). If you purchased your Common Shares through a broker, you are likely a non-registered shareholder.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to us are referred to as "NOBOs" (Non-Objecting Beneficial Owners). Those non-registered holders who have objected to their Nominee disclosing ownership information about themselves to us are referred to as "OBOs".

In accordance with securities regulatory requirements under National Instrument 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), we will have distributed copies of the Notice of Meeting, this Circular, and the form of proxy (the "Meeting Materials") directly to NOBOs and to the Nominees for onward distribution to OBOs.

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing yourproper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Management does not intend to pay for intermediaries to forward the Meeting Materials to OBOs under NI 54-101 and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the Meeting Materials unless the OBO's intermediary assumes the cost of delivery.

Nominees are required toforward the Meeting Materials to each OBO unless the OBO has waived theright to receive them. Common Shares held by Nominees can only be votedin accordancewith the instructions of the non-registered shareholder. Meeting Materials sent to non-registered holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This voting instruction form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered holder is able to instruct the registered shareholder (or Nominee) how to vote on behalf of the non-registered shareholder. VIFs, whether provided by the Company or by a Nominee, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Should a non-registered holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the non-registered holder may request a legal proxy as set forth in the VIF, which will grant the non-registered holder or his/her nominee the right to attend and vote at the Meeting. Non-registered holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Revocability of Proxy

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a) signing a proxy bearing a later date; or

(b) signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the office of the Company's registrar and transfer agent or to the Company's head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairperson of the Meeting on the day of the Meeting or any adjournment.

If you are a non-registered shareholder who wishes to revoke a proxy authorization form or VIF or to revoke a waiver of your right to receive Meeting Materials and to give voting instructions, you must give written instructions to your Nominee at least seven days before the Meeting.

Advance notice of the Meeting was posted on the Company's SEDAR+ profile on April 19, 2024, and amended on April 26, 2024.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the laws of the Province of British Columbia, the country of Canada, and the applicable securities laws of the provinces and territories of Canada. The proxy solicitation rules of the United States are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements under the securities laws of the provinces and territories of Canada. Shareholders in the United States should be aware that disclosure requirements under the securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), certain of its directors and its executive officers are residents of Canada, and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgement by a United States court.

CURRENCY

In this Circular, all dollar amounts are in Canadian Dollars unless otherwise specified.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, none of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than (i) the election of directors; (ii) the approval of the Option Plan (as defined below), as set forth under the heading “Particulars of Matters to be Acted Upon – 4-Incentive Stock Option Plan – Option Plan Resolution”; and (iii) the approval of the RSU Plan (as defined below), as set forth under the heading “Particulars of Matters to be Acted Upon – 5-Restricted Share Unit Plan – RSU Plan Resolution”.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value (each, a "Common Share"), of which 285,622,699 Common Shares were issued and outstanding as of the record date, being May 14, 2024 (the "Record Date"). The Company has only one class of shares.

Persons who are registered Shareholders at the close of business on the Record Date will be entitled to receive notice of, attend, and vote at the Meeting, or complete, sign and deliver a form of proxy in the manner and subject to the provisions described in the section titled Appointment of Proxyholders. On a show of hands, every shareholder and proxyholder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each Common Share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, or as noted below, no person or company beneficially owns directly or indirectly, controls, or directs Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company, except:

1. Fury Gold Mines Limited (“Fury”) exercises control or direction over 54,054,590 Common Shares, representing 18.9% of the Common Shares issued and outstanding as of the Record Date.

2. Hecla Canada Ltd. (“Hecla”) exercises control or direction over 42,425,495 Common Shares, representing 14.9% of the Common Shares issued and outstanding as of the Record Date; and

3. Eric Sprott, through direct or indirect means, exercises control or direction over 28,499,482 Common Shares, representing a total of 10% of the issued and outstanding Common Shares of Dolly Varden.

Pursuant to the investor rights agreement dated February 25, 2022 between Fury and the Company (the “Investor Rights Agreement”), Fury has a right to nominate one persons to the Company’s board of directors (the “Dolly Board”or the “Board”) so long as Fury owns greater than 10% but less than 20% of the Common Shares outstanding. Should Fury own greater than 20% of the Common Shares outstanding, Fury shall have the right to appoint two nominee to the Dolly Board.

Pursuantto an ancillary rights agreementdated September24,2012between Hecla and theCompany(the"Ancillary Rights Agreement"), for as long as Hecla owns greater than 10% of the outstanding Common Shares, Hecla has the right to nominate one person to the Dolly Board.

No other group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1-Financial Statements

The audited financial statements for the Company for the financial year ended December 31, 2023, together with the Auditor's Report thereon will be presented to Shareholders at the Meeting. The financial statements, together with the Auditor's Report thereon are available on the Company's SEDAR+ profile online, and a Shareholder can request a paper copy from the Company by email to accountant@dollyvardensilver.com with a mailing address and Shareholder's name, or by writing to the Company at the address on the first page of this Circular.

2-Election of Directors

The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless they resign or otherwise vacate office before that time.

Number of Directors

Under the Company's articles, the number of directors may be fixed or changed from time to time by ordinary resolution of the Board but must not be fewer than three. By ordinary resolution, the Board has set the number of directors at six. There are currently six nominee directors proposed for re-election at the Meeting.

Nominations and Voting

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Dolly Board. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the list of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the Common Shares represented by the proxy for the election of any other person or persons as directors.

Advance Notice for Additional Director Nominations

The Company's articles include advance notice provisions for the nomination of directors (the "Advance Notice Provisions"). The purpose of the Advance Notice Provisions is to provide Shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. As the first public announcement of the Meeting was filed on the Company's SEDAR+ profile on April 19, 2024, the deadline for Shareholders to submit nominations for election to the Dolly Board at the Meeting is May 26, 2024.

In the case of this Meeting, a Shareholder would need to undertake the following in order to properly nominate one or more individuals for election as a director at the Meeting:

a)    provide to the Company on or before May 26, 2024:

1.    A notice setting out for each nominee,

a. the name, address, and principal occupation for the last five years
b.     the number of Common Shares owned or controlled,

c. a statement regarding independence, pursuant to NI 52-110 Audit Committees, and
d. any other information that would be required in a dissident proxy circular.

2.    a notice setting out any information about the nominating shareholder equivalent to that required in a dissident proxy circular, including the number of Common Shares owned or controlled; and

b)    deliver to the Company an agreement to serve as director in a form reasonably required by the Company for each nominee on or before the Meeting.

At the sole discretion of the Chairperson of the Meeting, the notices and representation above may be accepted in person at the Meeting for nomination of a director.

Management Nominees

Management proposes to nominate the persons named in the table below for election as directors. Management recommends a vote “for” the appointment of each of the following nominees as directors of the Company. Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of each of the following nominees as directors of the Company.

The information concerning the proposed nominees has been furnished by each of them as of the date of this Circular:

Name, Jurisdiction of Residence, and Present Office Held	Director Since	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction Is Exercised	Principal Occupation During the Past Five Years
Shawn Khunkhun(3) Tsawwassen, BC, Canada	Feb 18, 2020	211,250 Common Shares	Corporate finance/mining executive. CEO and director of Dolly Varden since February 2020 and director of StrikePoint Gold Inc. since May 2013.
James Sabala(1)(2)(4)(5) Is Coeur d alene, ID, USA Director	October 7, 2016	68,021 Common Shares	Retired businessman; director of Thunder Mountain Gold Inc.; and former CFO and Senior VP of Hecla Mining Company.
Darren Devine(1)(2)(4) West Vancouver, BC, Canada Director and Chairperson	August 25, 2016	275,755 Common Shares	Principal of CDM Capital Partners
Robert McLeod(2)(3) North Vancouver, BC, Canada	Feb 18, 2020	105,962 Common Shares	President, CEO and director of Blackwolf Copper and Gold, (a mineral resource exploration and development company); past President, CEO and Director of IDM Mining Ltd.
Forrester (Tim) Clark(1)(4)(6) Wenhem, Massachusetts, United States	February 25, 2022	Nil	CEO & Director of Fury Gold Mines Ltd. (a mineral resource exploration and development company); Managing Director at BMO Capital June 2014 to December 2020
Michael Henrichsen(3)(6) Bowen Island, British Columbia, Canada	February 25, 2022	Nil	Consulting geologist; Chief Geologist at Torq Resources Inc., President & Secretary at RV Mineral Exploration Consulting Ltd.

(1) Member of the Audit Committee
(2) Member of the Nominating and Governance Committee
(3)Member of the ESG and Safety Committee
(4) Member of the Compensation Committee
(5) Nominated to the Board by Hecla pursuant to an Ancillary Rights Agreement between the Company and Hecla
(6) Nominated to the Board by Fury pursuant to the Investor Rights Agreement

Other than Mr. Sabala, Mr. Clark and Mr. Henrichsen none of the proposed nominees for election as a director of the Company are proposed pursuant to any arrangement or understanding between the nominee and any other person. See “Voting Securities And Principal Holders Of Voting Securities” above.

Except as described below, no proposed director is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Track X Holdings Inc., a Company of which Darren Devine was acting as a director, on January 29, 2020 in connection with the late filing of the company’s financial statements, management’s discussion and analysis and officer’s certifications for the year ended September 30, 2019, the quarter ended December 31, 2019 and the quarter ended March 31, 2020. The management cease trade order was revoked on May 7,2020 in connection with the completion of the filing of the financial statements. The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Chakana Copper Corp., a Company of which Darren Devine was acting as a director, on October 1, 2019 in connection with the late filing of the company’s annual financial statements, management’s discussion and analysis and officer’s certifications for the year ended May 31,2019. The management cease trade order was revoked on November 19, 2019 in connection with the completion of the annual filings.

The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Aequus Pharmaceuticals Inc. a Company of which Ann Fehr was acting as an officer, on May 9, 2022 in connection with the late filing of the company's annual financial statements, management's discussion and analysis and officer's certifications for the year ended December 31, 2021. The annual filings were filed June 30, 2022, and the management cease trade order was revoked on July 7, 2022. The delayed filing resulted from late responses from an unrelated third party audit requests, which delayed its audit procedure.

Except as described below, no proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets. No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Sabala served as a director of Arch Coal (NYSE:ACI) ("Arch") since February of 2015. On January 11, 2016, Arch and substantially all of its wholly-owned domestic subsidiaries filed voluntary petitions for reorganisation under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Missouri. Arch and the ad hoc creditor group agreed to the principal terms of a Chapter 11 plan of reorganisation, approved by the Bankruptcy Court. On July 8, 2016, the United States Bankruptcy Court for the Eastern District of Missouri approved the Disclosure Statement filed in connection with Arch's proposed Plan of Reorganisation. With this approval, Arch solicited approval of the Plan of Reorganisation from its creditors. A hearing to consider confirmation of the Plan of Reorganisation by the Bankruptcy Court was held on September 13, 2016. The company emerged from reorganisation on October 1, 2016 and Mr. Sabala's tenure as a director ended.

No proposed director has been subject to any penalties or sanction imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3-Appointment of Auditor

Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of Davidson & Company LLP, Chartered Accountants, of 1200 – 609 Granville Street, Vancouver, British Columbia, as the Company's auditor to hold office until the next annual general meeting. We propose that the Dolly Board be authorized to fix the remuneration to be paid to the auditor. Davidson & Company LLP was first appointed the Company's auditor by the Dolly Board on March 6, 2012.

To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting. Management recommends a vote “for” in respect of the resolution approving the appointment of Davidson & Company LLP, Chartered Accountants and authorizing the directors to fix the auditor’s remuneration. Unless otherwise instructed, the proxies solicited by management will be voted for the approval of the appointment of Davidson& Company LLP, Chartered Accountants and authorizing the directors to fix the auditor’s remuneration.

4-Incentive Stock Option Plan

On May 20, 2022, the Board approved and adopted an incentive stock option plan (the "Option Plan") for directors, officers, employees, management company employees and consultants, which was approved by Shareholders at the annual general and special meeting held on June 22, 2022. The Option Plan replaced the Company's previous stock option plan, which was most recently approved by the Company's Shareholders at the annual general meeting held on June 22, 2021 (the "2021 Plan"). All outstanding incentive stock options (“Options”) granted under the 2021 Plan will continue to be governed by the 2021 Plan. Options granted on or after May 20, 2022 are governed solely by the terms and conditions of the instrument evidencing such Option and the Option Plan.

Pursuant to Policy 4.4 – Security Based Compensation of the TSX Venture Exchange ("TSXV") Corporate Financial Manual (“Policy 4.4”), a company listed on the TSXV is required to obtain the approval of its shareholders for a “rolling” stock option plan at each annual meeting of shareholders. The Option Plan is a “rolling” plan as the aggregate number of Common Shares reserved for issuance upon the exercise of options pursuant to the Option Plan, together with the Company's other securities based compensation plans in existence from time to time, is such number of Common Shares as is equal to up to a maximum of 10% of the total number of Common Shares issued and outstanding from time to time. Accordingly, Shareholders are being asked to consider, and if thought fit, pass with or without amendment, an ordinary resolution as set forth below (the "Option Plan Resolution"), re-approving the Option Plan at the Meeting.

The purpose of the Option Plan is to provide the Company with the means to encourage, attract, retain and motivate qualified directors, officers, employees and consultants through equity participation, thus giving them an on-going proprietary interest in the Company.

Further information regarding the Option Plan is set out below under the heading “Executive Compensation – Particulars of the Option Plan”. The full text of the Option Plan is available on the Company's SEDAR+ profile online or    a    Shareholder    can    request    a    copy    of    the    Option    Plan    from    the    Company    by    email    to accountant@dollyvardensilver.com.

Option Plan Resolution

To be effective, Option Plan Resolution must be passed, with or without amendment, by the affirmative vote of at least a simple majority of the votes cast in person or by proxy, at the Meeting. At the Meeting, Shareholders will be asked to pass an ordinary resolution approving the Option Plan in the following form:

"RESOLVED, as an ordinary resolution, that:

1. The incentive stock option plan (the “Option Plan”) of Dolly Varden Silver Corporation (the “Company”) as described in the management information circular of the Company dated May 22, 2024 is ratified, confirmed and approved, including reserving for issuance such number of Common Shares under the Option Plan (and all other security-based compensation arrangements of the Company) at any time as is equal to 10% of the issued and outstanding common shares of the Company.

2. Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions."

Management recommends that you vote “for” in respect of the Option Plan Resolution. Unless otherwise instructed, the proxies solicited by management will be voted for the approval of the Option Plan.

5-Restricted Share Unit Plan

On May 20, 2022, the Board approved and adopted a new rolling 10% restricted share unit plan (the “RSU Plan”) that complies with Policy 4.4. The RSU Plan was approved by Shareholders at the annual general and special meeting held on June 22, 2022. Pursuant to Policy 4.4, a company listed on the TSXV is required to obtain the approval of its shareholders for a “rolling” plan at each annual meeting of shareholders. The RSU Plan is a “rolling” plan as the aggregate number of Common Shares reserved for issuance under the unit awards granted under the RSU Plan (“RSUs”), together with the Company's other securities based compensation plans in existence from time to time, is such number of Common Shares as is equal to up to a maximum of 10% of the total number of Common Shares issued and outstanding from time to time. Accordingly, Shareholders are being asked to consider, and if thought fit, pass with or without amendment, an ordinary resolution as set forth below (the "RSU Plan Resolution"), re-approving the RSU Plan at the Meeting.

The purpose of the RSU Plan is to benefit the Company’s directors, officers, employees and consultants as an established vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company; to recognize and reward their significant contributions to the long-term success of the Company including to align the interests of the Company’s directors, officers, employees and consultants more closely with Shareholders.

The Board intends to use RSUs issued under the RSU Plan, as well as Options issued under the Option Plan as part of the Company’s overall executive compensating plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of holders with those of the Shareholders by tying compensation to the share price performance. In addition, RSUs assist in the retention of qualified and experienced person by rewarding those individuals who make a long term commitment.

Further information regarding the Option Plan is set out below under the heading “Executive Compensation – Particulars of the RSU Plan”. The full text of the RSU Plan is available on the Company's SEDAR+ profile online or a Shareholder can request a copy of the Option Plan from the Company by email to accountant@dollyvardensilver.com.

RSU Plan Resolution

To be effective, RSU Plan Resolution must be passed, with or without amendment, by the affirmative vote of at least a simple majority of the votes cast in person or by proxy, at the Meeting. At the Meeting, Shareholders will be asked to pass an ordinary resolution approving the RSU Plan in the following form:

"RESOLVED, as an ordinary resolution, that:

1. The restricted share unit plan (the “RSU Plan”) of Dolly Varden Silver Corporation (the “Company”) as described in the management information circular of the Company dated May 19, 2023 is ratified, confirmed and approved, including reserving for issuance such number of Common Shares under the RSU Plan (and all other security-based compensation arrangements of the Company) at any time as is equal to 10% of the issued and outstanding common shares of the Company.

2. Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions."

Management unanimously recommends that you vote “for” in respect of the RSU Plan Resolution. Unless otherwise instructed, the proxies solicited by management will be voted for the approval of the RSU Plan.

OTHER MATTERS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting and further described above. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company has appointed a Compensation Committee and adopted a Compensation Committee Charter in order that the Compensation Committee may guide the compensation program. See Appendix B of this Circular for a full copy of the Compensation Committee Charter. The Board meets to discuss and determine management compensation, upon recommendation by the Compensation Committee, without reference to formal objectives, criteria or analysis.

The general objectives of the Company's compensation strategy are to:

(a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b) align management's interests with the long-term interest of shareholders;

(c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and

(d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a natural resource company without a history of earnings.

The Dolly Board, as a whole, ensures that total compensation paid to all Named Executive Officers (as defined below) is fair and reasonable. The Dolly Board relies on the experience of its members as officers and directors with other companies in assessing compensation levels.

The Dolly Board has considered the risks associated with the current compensation program and did not note any potential material adverse effects that could be caused by the current compensation program. No director or Named Executive Officer is permitted to purchase financial instruments that are designed to hedge or offset a decrease in the market value of the Company's equity securities held directly or indirectly.

The Company retained The Bedford Compensation Group (“Bedford”), a human resource consulting group, to assist the Company in establishing an updated compensation program for management and Board as well as defined performance measures for the year ended December 31, 2023. In April 2022, at Bedford’s recommendation, the Company adopted a new compensation framework for management and directors so that the Company’s compensation remains competitive among its peers. The new framework allows the Board to exercise discretion in any given year based on the Company’s specific circumstances but also links bonus compensation to key value building metrics for the Company.

In connection with the adoption of certain recommendations made by Bedford, the Company developed a performance scorecard as part of the new framework in order to incentivize the completion of key goals for the Company that are designed to build maximum investor value. At the discretion of the Board, employees of the Company, including Named Executive Officers, are entitled to receive annual cash bonuses based on the Company’s short term performance.

Objectives that were adopted and recommended by the Compensation Committee and approved by the Board are detailed below with their relative weights.

	Components & their description	Weight
Financial / Operational Excellence	Compliance with corporate plan and budget. Effective corporate governance and management. Effective and diligent shareholder and investor communication program.	20
Market Capitalization	Total Shareholder Return benchmarked on an annual basis against board approved peer group.	20
Exploration /Development	Successful execution of yearly drilling program. Increase and improve resource estimates. New resource discovery.	30
HSE/ESG, Sustainability	Maintained strong corporate governance practices. Operate in an environmentally sustainable manner. Zero reportable environmental spills. Established positive communications with local stakeholders and governmental agencies and implemented community involvement programs. Create and maintain and safe work environment.	10
Discretionary	Discretionary allowance for board to be allocated 20 based on overall performance of one or more members of the Company.	20
TOTAL		100

In order to facilitate the Board and the Compensation Committee’s review of the Company’s compensation program, the Company has adopted a peer group selected by Bedford with criteria designed to identify companies with whom we are most likely to compete for talent. The criteria includes factors such market capitalization, enterprise value, primary metal, stage, asset location, listing exchange and headquarters.

The peer group consisted of, AbraSilver Resource, Amex Exploration, Arizona Metals, Ascot Resources, Chesapeake Gold, Discovery Silver, First Mining Gold, Northern Dynasty, Probe Gold, Reunion Gold, Troilus Gold, Vizsla Silver, and Western Copper and Gold.

The framework and peer group adopted above were used by the Company in 2023 and will be used by the Company in 2024 in determining short-term incentive compensation.

Analysis of Elements

Base salary compensation is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his or her responsibilities to the best of their ability and in the best interests of the Company.

The Company considers the granting of Options and RSUs to be a significant component of executive compensation as it allows the Company to reward each Named Executive Officer's efforts to increase value for Shareholders without requiring the Company to use cash from its treasury. Options and RSUs are generally awarded to directors, officers, consultants and employees periodically at the discretion of the Dolly Board. The terms and conditions of the Company's Options granted prior to May 20, 2022 are governed by the 2021 Plan. The terms and conditions of the Company's Options and RSUs granted on or after May 20, 2022, including vesting provisions and exercise prices, are governed by the terms of the Company's Option Plan and RSU Plan, respectively.

The Dolly Board determines the amount for each element of pay after consulting with management. There is no set formula for determining each element, and decisions are subjective, but historical Option and RSU grant amounts are considered when setting new grant amounts. The Company considers the compensation of officers and directors to be a significant component of achieving long term Company objectives and success, while also managing cash flow, risk, and setting out an appropriate budget for each year while planning strategy. Bedford’s report provided a review of compensation and addressed the appropriateness of Dolly Varden’s current compensation against the peer group.

Short-Term Compensation Awards

Employees of the Company, including Named Executive Officers, are entitled to benefit of short-term incentive compensation dependent on Compensation Committee and Board approval. Cash awards are designed to award short term achievement of the Company as well as the completion of significant milestones and are dependent on corporate performance and consideration of the overall compensation package. They are granted at the discretion of the Compensation Committee and the Board. Bonus payments made in 2023 were based on the Company’s performance in the financial year 2022 and were based on objectives described above. In granting the 2023 bonuses, the Board used the framework recommended by the Bedford Group. During the year the Company was able to increase market capitalization and complete material financings to allow for largest exploration program in the Companies history to December 31, 2022.

Components	Description	Weight	Actual
Financial / Operational Excellence	Compliance with corporate plan and budget. Effective corporate governance and management. Effective and diligent shareholder and investor communication program.	20%	30%
Market Capitalization	Total Shareholder Return benchmarked on an annual basis against board approved peer group noted above.	20%	20%
Exploration /Development	Successful execution of yearly the drilling program and new resource discovery.	30%	40%
HSE/ESG, Sustainability	Maintained strong corporate governance practices. Operate in an environmentally sustainable manner. Zero reportable environmental spills. Established positive communications with local stakeholders and governmental agencies and implemented community involvement programs. Create and maintain and safe work environment.	10%	10%
Discretionary	Discretionary allowance for board to be allocated 20% based on overall performance of one or more members of the Company.	20%
TOTAL		100%	100%

After assessing the Company’s performance in 2022 the Compensation Committee recommended, and the Board approved, annual bonuses for the year ended December 31, 2023 and to February 27, 2024, as detailed below.

Executive Officer	2023 Base Salary	STI Target (% of Base Salary)	Actual STI Awarded ($)	Actual STI (% of Base Salary)
CEO	329,997	80-120%	360,000	109%
CFO	120,0001	40-60%	40,000	33%
VP Exploration	255,000	40-60/%	144,000	56%

 (1) The Company entered into a consulting service agreement with Fehr & Associates and Mrs. Ann Fehr, the Chief Financial Officer of the Company. Pursuant to this consulting agreement, Fehr & Associates is compensated at a rate of $19,067 (2022 - $17,500) per month where an estimated average $10,000 (2022 - $7,256) relates to the Chief Financial Officer services.

Long-Term Compensation and Option-Based Awards

The Company has no long-termincentive plans other than the Option Plan and the RSU Plan (together, the "Incentive Plans"). The Company's directors, officers, employees and consultants are entitled to participate in the Incentive Plans. The Option Plan is designed to encourage share ownership and entrepreneurship on the part of senior management, employees and other consultants. The RSU Plan is a further vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company; to recognize and reward their significant contributions to the long-term success of the Company including to align the interests of the Company’s directors, officers, employees and consultants more closely with Shareholders The Dolly Board believes that the Incentive Plans align the interests of the Named Executive Officers and the Dolly Board with Shareholders by linking a component of executive compensation to the longer-term performance of the Common Shares.

Options to purchase Common Shares under the terms of the Option Plan and RSUs under the terms of the RSU Plan are granted by the Dolly Board. In monitoring or adjusting the award allotments, the Dolly Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Named Executive Officers and the Dolly Board. In addition to determining the number of Options or RSUs to be granted pursuant to the methodology outlined above, the Dolly Board also makes the following determinations:

  the parties who are entitled to participate in the Option Plan or RSU Plan;

  the exercise price for each Option granted;

  the date on which each Option or RSU is granted;

  the vesting period, if any, for each Option or RSU;

  the other material terms and conditions of each Option or RSU grant; and

  any re-pricing or amendment to an Option or RSU grant.

The Dolly Board makes these determinations subject to and in accordance with the provisions of the Incentive Plans. The Dolly Board reviews and approves grants of Options and RSUs periodically during the financial year.

Pursuant to the Incentive Plans, the Dolly Board grants Options and/or RSUs to directors, officers, employees and consultants as incentives. The number of Options or RSUs awarded to a Named Executive Officer is determined by their position and their potential future contributions to the Company. The exercise price and other terms of the Options or RSUs are determined by the Dolly Board in accordance the terms of the Option Plan and RSU Plan.

The executive officers and Board refer to the Compensation Committee with respect to setting or amending any equity incentive plans under which share-based or option-based awards are granted. The Compensation Committee carries out these responsibilities in accordance with the Compensation Committee Charter.

Particulars of the Option Plan

A summary of the material terms of the Option Plan is provided below. This summary is qualified in its entirety by the full text of the Option Plan. The full text of the Option Plan is available on the Company's SEDAR+ profile online or    a    Shareholder    can    request    a    copy    of    the    Option    Plan    from    the    Company    by    email    to accountant@dollyvardensilver.com. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the Option Plan.

Administration: The Option Plan shall be administered by the Board, or any committee of the Board appointed by the Board to administer the Option Plan.

Number of Shares Reserved: The maximum number of Common Shares which may be issuable pursuant to outstanding Options grantedunder the Option Plan and any other“rolling up to 10%” plans adopted by the Company (including the RSU Plan), from time to time, shall be equal to a maximum of 10% of the total number of issued and outstanding Common Shares calculated on the date an Option is granted or issued.    The Option Plan is an "evergreen" plan meaning any exercise of Options will, subject to the overall limit described above, make new grants available under the Option Plan resulting in a reloading of the number of Options available for grant.

Eligible Participants: Options shall be granted only to Directors, Officers, Employee, Management Company Employees or Consultants of the Company (or any of its subsidiaries) (“Eligible Participants”), an RRSP and RRIF established and controlled by an Eligible Participant or a company that is wholly owned by an individual Eligible Participant and provided that in each case, the Eligible Participant is an Eligible Participant at the time of the grant. Subject to the foregoing, the Board shall have full and final authority to determine the Eligible Participants who are to be allocated and granted Options under Option Plan. The Company and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant.

Exercise Price: The exercise price of an Option shall be set when such Option is granted. The minimum exercise price per Common Share shall not be less than the “Discounted Market Price” (as defined in TSXV Policy 1.1 – Interpretations) allowed by the TSXV. Where the exercise priceof an Option is at adiscount to Market Price or where otherwise required under the TSXV Policies, all Options and any Common Shares issued under such Options exercised prior to the expiry of the Exchange Hold Period shall be legended with the Exchange Hold Period commencing on the date the Options were granted.

Cashless Exercise: The Option Plan allows Option holders to elect to exercise vested Options on a cashless basis, if, at the time, the Company has engaged abrokerage firm to facilitate cashless exercises. Cashless exercise is a process whereby the selected brokerage firm will loan money to the exercising Option holder to exercise the applicable Options and then sell a sufficient number of the Common Shares underlying the exercised Options in order to repay the loan made to the exercising Option holder.

Maximum Term of Options: Options granted under the Option Plan can be exercisable for a maximum of 10 years from the date of grant, subject to extension if the expiration date of an option falls within a black out period, then such expiration date will be automatically extended to the date which is the 10th business day following expiry of the black-out period.

Vesting of Options: Subject to the policies of the TSXV, an Option granted under the Option Plan shall vest and may be exercised during the term of the Option in accordance with any vesting schedule as the Company may determine; however, Options issued to persons retained to provide Investor Relations Activities (as defined in TSXV Policy 1.1 – Interpretations) will be subject to a vesting schedule whereby no more than 25% of the Options granted may be vested in any three month period.

Maximum Options per Person: The number of Common Shares reserved for issuance to any one Eligible Participant pursuant to Options granted under the Option Plan or awards under any other security based compensation plan during any 12-month period may not exceed 5% (or, in the case of a consultant, 2%) of the issued and outstanding Common Shares at the time of grant. The number of Common Shares reserved for issuance to Option holders who are engaged in Investor Relations Activities is limited to an aggregate of 2% of the issued and outstanding Common Shares at the time of grant. Unless the Company obtains disinterested shareholder approval in accordance with the Option Plan and the policies of the TSXV, the maximum aggregate number of Common Shares that may be reserved for issuance to insiders of the Company under the Option Plan or any other security based compensation plan; and the maximum aggregate number of Options granted to insiders of the Company under the Option Plan or awards under any other security based compensation plan within a one-year period, may not exceed 10% of the issued and outstanding Common Shares as at the time of the applicable grant.

No Assignment: Options may not be assigned or transferred other than to an Eligible Participant’s personal RRSP or RRIF accounts or a company wholly owned by an Eligible Participant. Any transfer or issuance to a personal RRSP, RRIF or wholly owned company will be subject to certain restrictions on transfer and control of those personal entities.

Termination Before Expiry: Generally, Options will expire and terminate on a date stipulated at the time of the Option grant. If the Eligible Participant is terminated resigns in any circumstance other than for cause or upon death, such Option holder's vested Options will expire 90 days following the date the Option holder ceases to be an Eligible Participant or on the expiry of such Option, whichever is earlier. The Company shall have discretion under the Option Plan to extend the 90 day period in certain circumstances up to a maximum period of 12 months following the date the Option holder ceases to be an Eligible Participant. If an Eligible Participant is terminated for cause, such Options (vested or unvested) will terminate on the day of termination. If an Option holder dies, the vested Options of the deceased Option holder will be exercisable by his/her estate for a period not exceeding one year following the date of death or on the expiry of such Option, whichever is earlier.

Adjustments: The Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of Options in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or a rights offering, amalgamation,merger or otherrelevantchange in the Company's corporate structure, or any other relevant change in the Company's capitalization. Notwithstanding the provisions of the Option Plan, upon the occurrence of a consolidation, reorganization, merger, amalgamation, statutory arrangement or other arrangement, the Board shall have the discretion to accelerate the vesting provisions of the Options such that the Options shall be immediately exercisable and terminate immediately before the occurrence of such transaction.

Amendment and Termination of, and Amendments to, the Option Plan: The Board may at any time, and from time totime,andwithout Shareholderapproval,amend the OptionPlan to fixtypographicalerrorsortoclarifythe existing provisions of the Option Plan that do not substantively alter the scope, nature and intent of the provisions; or terminate the Option Plan. Except as described below, any other amendment shall require the approval of the TSXV. Notwithstanding the foregoing and any TSXV approval to an amendment, the Company may not do any of the following without disinterested shareholder approval: (i) amend the percentage of Common Shares issuable under the Option Plan; (ii) amend the limitations on Options issuable to a single person; (iii) amend the provisions related to Option pricing or the method for determining the exercise price of Options; (iv) alter the definition of "Eligible Participant" or the Persons eligible to participate in the Option Plan; (v) reduce the exercise price of any Option issued under the Option Plan issued to an insider; (vi) extend the expiry date of any Option issued under the Option Plan to an insider; or (vii) amend the expiry and termination provisions in the Option Plan. The Company may amend the terms of an Option without the acceptance of the TSXV in the following circumstances, (i) to reduce the number of Common Shares under Option; (ii) to increase the exercise price of an Option; or (iii) to cancel an Option.

Particulars of the RSU Plan

A summary of the material terms of the RSU Plan is provided below. This summary is qualified in its entirety by the full text of the RSU Plan. The full text of the RSU Plan is available on the Company's SEDAR+ profile online or a Shareholder can request a copy of the Option Plan from the Company by email to accountant@dollyvardensilver.com. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the RSU Plan.

Administration: The RSU Plan shall be administered by the Board, or any committee of the Board appointed by the Board to administer the RSU Plan.

Number of Shares Reserved: The maximum number of Common Shares which may be issuable upon vesting of outstanding RSUs granted under the RSU Plan and any other “rolling up to 10%” plans adopted by the Company (including the Option Plan), from time to time, shall be equal to a maximum of 10% of the total number of issued and outstanding Common Shares calculated on the date an RSU is granted or issued. The RSU Plan is an "evergreen" plan meaning any vesting of an RSU will, subject to the overall limit described above, make new grants available under the RSU Plan resulting in a reloading of the number of RSUs available for grant.

Eligible Participants: RSUs shall be granted only to Eligible Participants, an RRSP and RRIF established and controlled by an Eligible Participant or a company that is wholly owned by an individual Eligible Participant and provided that in each case, the Eligible Participant is an Eligible Participant at the time of the grant. Subject to the foregoing, the Board shall have full and final authority to determine the Eligible Participants who are to be allocated and granted RSUs under RSU Plan. The Company and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant. RSUs may not be granted to persons retained to provide Investor Relations Activities.

Vesting and Settlement of RSUs: Each RSU will vest on such terms as shall be specified by the Company at the time of granting the RSU. Except as otherwise provided in the RSU Plan, no RSUs may vest before the date that is one year following the date it is granted or issued. An RSU may, but is not required to, have performance conditions attached to it. Once vested, an RSU shall be settled by the Company by a payment to the Eligible Participant in cash or in Common Shares in accordance with the election provided by the Eligible Participant and the RSU Plan.

Maximum RSUs per Person: The number of Common Shares reserved for issuance to any one Eligible Participant pursuant to RSUs granted under the RSU Plan or other awards under any other security based compensation plan during any 12-month period may not exceed 5% (or, in the case of a consultant, 2%) of the issued and outstanding Common Shares at the time of grant. The number of Common Shares reserved for issuance to Eligible Participants who are engaged in Investor Relations Activities is limited to an aggregate of 2% of the issued and outstanding Common Shares at the time of grant. Unless the Company obtains disinterested shareholder approval in accordance with the RSU Plan and the policies of the TSXV, the maximum aggregate number of Common Shares that may be reserved for issuance to insiders of the Company under the RSU Plan or any other security based compensation plan; and the maximum aggregate number of RSUs granted to insiders of the Company under the RSU Plan or awards under any other security based compensation plan within a one-year period, may not exceed 10% of the issued and outstanding Common Shares as at the time of the applicable grant.

No Assignment: RSUs may not be assigned or transferred other than to an Eligible Participant’s personal RRSP or RRIF accounts or a company wholly owned by an Eligible Participant. Any transfer or issuance to a personal RRSP, RRIF or wholly owned company will be subject to certain restrictions on transfer and control of those personal entities.

Termination Before Vesting: Subject to the Company’s discretion to determine otherwise, if the Eligible Participant is terminated or resigns for any reason including upon death, any unvested RSUs shall be terminated as of such date and shall not thereafter continue to vest and any vested RSUs shall be settled within 30 days. If an RSU has performance vesting conditions which have not been satisfied at the time such Eligible Participant is terminated, then the RSU shall be considered unvested and terminate. If the Company exercises its discretion to allow the RSUs of a person who is no longer an Eligible Participant to continue vesting, such RSU must vest not later than 12 months following the date of termination.

Adjustments: The RSU Plan contains provisions for adjustment in the number of Common Shares or other property issuable on vesting of RSUs in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or a rights offering, amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization. Notwithstanding the provisions of the RSU Plan, upon the occurrence of a consolidation, reorganization, merger, amalgamation, statutory arrangement or other arrangement, the Board shall have the discretion to accelerate the vesting provisions of the RSUs such that the RSUs shall vest immediately before the occurrence of such transaction.

Amendment and Termination of, and Amendments to, the RSU Plan: The Board may at any time, and from time to time, and without Shareholder approval, amend the RSU Plan to fix typographical errors or to clarify the existing provisions of the RSU Plan that do not substantively alter the scope, nature and intent of the provisions; or terminate the RSU Plan. Except as described below, any other amendment shall require the approval of the TSXV. Notwithstanding the foregoing and any TSXV approval to an amendment, the Company may not do any of the following without disinterested shareholder approval: (i) amend the percentage of Common Shares issuable under the RSU Plan; (ii) amend the limitations on RSUs issuable to a single person; (iii) alter the definition of "Eligible Participant" or the Persons eligible to participate in the RSU Plan; (iv) amend the provisions of any RSU issued under the RSU Plan issued to an insider where such amendment would result in a benefit to the insider; or (v) amend the expiry and termination provisions in the RSU Plan. The Company may amend the terms of an RSU without the acceptance of the TSXV in the following circumstances, (i) to reduce the number of Common Shares under RSUs; (ii) to impose additional performance criteria or other vesting conditions; or (iii) to cancel an RSU.

Summary of Compensation

For the purposes of this Circular, "Named Executive Officer" means each of the following individuals:

(a) the chief executive officer ("CEO") of the Company;

(b) the chief financial officer ("CFO") of the Company;

(c) the most highly compensated executive officer, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for the year ended December 31, 2023; and

(d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity, on December 31, 2023.

Table of Compensation Excluding Compensation Securities for Directors and Named Executive Officers

During the financial year ended December 31, 2023, the Company had three Named Executive Officers: Shawn Khunkhun, President and CEO; Ann Fehr, CFO and Corporate Secretary of the Company; and Robert van Egmond, VP Exploration. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2023, and 2022. For the information concerning compensation related to previous years, please refer to the Company's previous information circulars available on its SEDAR+ profile at www.sedarplus.ca.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All other Compensation ($)	Total Compensation ($)
Shawn Khunkhun1, President, CEO, Director	2023 2022	329,9972 297,0002	360,000 325,0002	Nil Nil	Nil Nil	Nil Nil	689,997 622,000
Ann Fehr, CFO	2023 2022	120,0003 87,0753	40,000 75,000	Nil Nil	Nil Nil	Nil Nil	160,000 162,075
Robert van Egmond, VP Exploration6,7	2023 2022	255,000 226,000	144,000 50,000	Nil Nil	Nil Nil	Nil Nil	399,000 276,000
Robert McLeod, Director	2023 2022	120,0004 115,0004	Nil 50,000	Nil Nil	Nil Nil	Nil Nil	120,000 165,000
Darren Devine, Director, Chairperson	2023 2022	Nil Nil	Nil Nil	68,300 48,750	Nil Nil	Nil Nil	68,300 48,750
James Sabala, Director	2023 2022	Nil Nil	Nil Nil	48,000 31,500	Nil Nil	Nil Nil	48,000 31,500
Forrester (Tim) Clark5, Director	2023 2022	Nil Nil	Nil Nil	45,800 27,064	Nil Nil	Nil Nil	45,800 27,064
Michael Henrichsen Director	2023 2022	Nil Nil	Nil Nil	46,000 27,214	Nil Nil	Nil Nil	46,000 27,214

(1) Mr. Khunkhun does not receive any compensation for his role as a director of the Company.

(2) The Company entered into a consulting service agreement with S2K Capital Corp. and Mr. Shawn Khunkhun, the Chief Executive Officer and Director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $$28,333 (2022 - $25,000) per month. The Company is required to pay an equivalent to 24 months’ pay plus an average of any cash performance bonus paid to Mr. Khunkhun in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum of equal to 12 months’ pay to Mr. Khunkhun.

(3) The Company entered into a consulting service agreement with Fehr & Associates and Mrs. Ann Fehr, the Chief Financial Officer of the Company. Pursuant to this consulting agreement, Fehr & Associates is compensated at a rate of $19,067 (2022 - $17,500) per month where an estimated average $10,000 (2022 - $7,256) relates to the Chief Financial Officer services.

(4) Paid to Linus Geological, a company owned by Robert McLeod for Project Supervision fees.

(5) Began serving as Director on February 25, 2022.

(6) Appointed as Vice President Exploration on July 13, 2022. Prior to the appointment as VP Exploration Mr. van Egmond was the Chief Geologist of the Company.

(7) The Company entered into a consulting services agreement with Ravex Consulting, a business owned by Mr. van Egmond on May 1, 2018 pursuant to which Mr. van Egmond is compensated at a rate of $20,000 (2021 - $16,500) per month related to VP Exploration and prior to that – Chief Geologist services.

STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

The following table discloses the particulars of all compensation securities granted or issued during the year ended December 31, 2023 for each Named Executive Officer and director.

Name and Position	Type of Compensation Security	Number of compensation securities, number of underlying securities, and percentage of class(3)	Date of Issue or Grant	Closing Price of Security or underlying security on date of grant ($)	Closing Price of Security or underlying security at year end ($)1	Expiry Date
Shawn Khunkhun, CEO, President and Director	RSU	633,750 23.5%	Feb 24, 2023	0.97	0.87	N/A
Ann Fehr, CFO	RSU	236,000 8.7%	Feb 24, 2023	0.97	0.87	N/A
Robert van Egmond, VP Exploration	RSU	304,225 11.3%	Feb 24, 2023	0.97	0.87	N/A
Robert McLeod, Director	RSU	197,887 7.3%	Feb 24, 2023	0.97	0.87	N/A
Darren Devine, Director and Chairperson	RSU	227,324 8.4%	Feb 24, 2023	0.97	0.87	N/A
James Sabala, Director	RSU	160,563 5.9%	Feb 24, 2023	0.97	0.87	N/A
Tim Clark2, Director	RSU	147,042 5.4%	Feb 24, 2023	0.97	0.87	N/A
Michael Henrichsen2, Director	RSU	147,887 5.5%	Feb 24, 2023	0.97	0.87	N/A

(1) This amount is the closing market value of securities underlying the options on December 31, 2023, the last trading day of the Common Shares for the financial year, which was $0.87.

(2) Began serving as Director on February 25, 2022.

(3) The percentage is based on the total issued and outstanding shares of 270,066,399 at December 31, 2023.

The following table discloses the total amount of Stock Options held by the NEOs and directors as at the Company’s financial year ended December 31, 2023.

Name & Position	Number of Options	Exercise price	Vesting Provisions
Shawn Khunkhun, President, CEO, Director	1,000,000 1,000,000 performance options 500,000 500,000	0.25 0.25 0.71 0.79	Fully vested Fully vested Fully vested 333,333 vested, 166,000 vesting Feb 25, 2024
Ann Fehr, CFO	120,000 300,000 300,000	0.25 0.71 0.79	Fully vested Fully vested 200,000 vested, 100,000 vesting Feb 25, 2024

Name & Position	Number of Options	Exercise price	Vesting Provisions
Robert van Egmond, VP Exploration	150,000 200,000 300,000	0.30 0.71 0.79	Fully vested Fully vested 200,000 vested, 100,000 vesting Feb 25, 2024
Darren Devine, Chairperson and Director	50,000 120,000 300,000 300,000	0.30 0.25 0.71 0.79	Fully vested Fully vested Fully vested 166,667 vested, 83,333 vesting Feb 25, 2024
James Sabala, Director	50,000 200,000 200,000	0.30 0.71 0.79	Fully vested Fully vested 133,333 vested, 66,667 vesting Feb 25, 2024
Robert McLeod, Director	380,000 200,000 500,000	0.25 0.71 0.79	Fully vested Fully vested 333,333 vested, 166,667 vesting Feb 25, 2024
Forrester (Tim) Clark1, Director	250,000	0.79	166,667 vested, 83,333 vesting Feb 25, 2024
Michael Henrichsen1, Director	250,000	0.79	166,667 vested, 83,333 vesting Feb 25, 2024

(1) Began serving as Director on February 25, 2022.

Exercise of Compensation Securities by Directors and NEOs

The following table discloses the total amount of compensation securities exercised by directors or Named Executive Officers during the most recently completed financial year ending December 31, 2023

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Robert van Egmond, VP Exploration	Stock Options	100,000	0.40	February 15, 2023	0.93	0.53	53,000
Darren Devine Director, Chairperson	Stock Options	50,000	0.40	February 15, 2023	0.93	0.53	26,500
James Sabala Director	Stock Options	50,000	0.40	February 7, 2023	0.98	0.58	29,000
Robert McLeod, Director	Stock Options	120,000	0.25	April 17, 2023	1.08	0.83	99,600

Hedging by NEOs or Directors

The Company has no policy with respect to NEOs or directors purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with retirement.

EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not to any substantial degree by any other person with whom the Company has contracted, other than the following:

1. Pursuant to the consulting agreement dated February 18, 2020 between the Company and S2K Capital Corp., of Tsawwassen, BC, a company wholly owned by Shawn Khunkhun (the “S2K Agreement"), S2K Capital Corp. provides CEO and President services to the Company. S2K Capital Corp. is engaged in the business of mineral exploration and development. Under the terms of the S2K Agreement, the Company paid to S2K Capital Corp. a monthly consulting fee of $28,333 (2022 - $25,000) plus applicable GST. S2K Capital Corp. does not provide services to any other company. The Company or S2K Capital Corp. may terminate the S2K Agreement at any time in accordance with the terms and conditions of the S2K Agreement provided 90 days prior written notice has first been provided to the Company or reasonable notice has been provided to S2K Capital Corp., as applicable. S2K Capital Partners was not indebt to the Company during the Company’s last completed financial year and is not indebt to the Company as of the date hereof.

2. Pursuant to the agreement dated February 24, 2020 between the Company and Fehr & Associates of Vancouver, BC, a company wholly- owned by Ann Fehr (the “Fehr Agreement”), Fehr & Associates provides CFO services and outsourced accounting department services for the Company, which includes ongoing technical accounting support for regulatory filings and some day-to-day corporate secretary, administration and bookkeeping services. Under the terms of the Fehr Agreement, the Company paid to Fehr and Associates a monthly fixed fee of $19,067 (2022 - $17,500). The fee covers four Fehr & Associates staff and their related costs, including Ms. Fehr. The bookkeeper works approximately 50% of her time with the Company, the Controller works 15% of his time and the assistant corporate secretary works 7% of her time for the Company. The hourly fees for out-of-scope work are $75 for bookkeeping services and junior admin, $125 for senior admin/governance support, $110-125 for Financial Statement preparation & special reports, $150 for Taxation, and $150 for Strategic & Business Planning Services. Fehr & Associates was not indebted to the Company during the Company’s last completed financial year and is not indebt to the Company as of the date hereof.

3. Pursuant to the agreement dated May 1, 2018 between the Company and Robert van Egmond of Ravex Consulting, a company wholly-owned by Mr. van Egmond (the “Ravex Agreement”), Mr. van Egmond performed duties of Chief Geologist of the Company until July 13, 2022 and thereafter performs duties of VP Exploration. Under the terms of the agreement the company paid to Ravex Consulting a monthly fee of $21,250 (2022 - $20,000).

TERMINATION AND CHANGE OF CONTROL BENEFITS

S2K AGREEMENT

Under the terms of the S2K Agreement, in the event of death or as a result of termination due to disability, Mr. Khunkhun’s Stock Options which have not vested, will vest immediately and the Company will pay any accrued and unpaid Consulting Fees (as defined in the S2K Agreement), pro-rated to the termination and reimbursement for any un-reimbursed expenses incurred through to the termination date.

In the event that the S2K Agreement is terminated by the Company for an Event of Default (as defined in the S2K Agreement), Mr. Khunkhun shall not be entitled to any Consulting Fees or other compensation, other than for amounts otherwise due and owing up to the termination date, and all of Mr. Khunkhun's Stock Options shall terminate and shall become null and void as of the termination date.

If the S2K Agreement is terminated by the Company (other than for an Event of Default or in the event of death, then the Company shall pay Mr. Khunkhun a lump sum amount equal to twelve (12) months of the Consulting Fee, which amount is payable within 30 days of the termination date. Immediately effective on the termination date, the Consultant's Stock Options which have not vested shall vest immediately. Based on the assumption that the triggering event occurred on December 31, 2023, the estimated incremental payment to Mr. Khunkhun, under the foregoing provision, would have been $329,997.

In the event of a Change of Control (as defined in the S2K Agreement) in the 12-month period following the Change of Control, the Company shall pay Mr. Khunkhun a fee equal to twenty-four (24) times the monthly Consulting Fee plus the simple average of any cash performance bonus paid to Mr. Khunkhun in the previous two (2) completed financial years, if any, which amount is payable within 30 days of the termination date. Mr. Khunkhun may immediately terminate the S2K Agreement at any time within twelve (12) months of a Change of Control by giving the Company written notice of such termination. In such case, the Company shall pay Mr. Khunkhun on the Termination Date an amount equal to the amount set out above. Based on the assumption that the triggering event occurred on December 31, 2023, the estimated incremental payment to Mr. Khunkhun, under the foregoing provision, would have been approximately $1,000,000. Mr. Khunkhun shall have three (3) months from the date on which the Company delivers a notice of termination to him or he delivers notice of termination to the Company pursuant to the Change of Control section of the S2K Agreement, as applicable, to exercise the Mr. Khunkhun’s Stock Options which have vested, subject to the terms of the Existing Option Plan, failing which such Stock Options shall terminate and become null and void.

FEHR AGREEMENT

Under the terms of the Fehr Agreement, in the event of early termination, for whatever reason, the Company will be invoiced for time and expenses incurred up to the end of the notice period together with reasonable time and expenses incurred to bring the engagement to a close in a prompt and orderly manner. In the event of a Change of Control the Company shall pay Ms. Fehr a termination fee equal to twelve (12) months of the base fee. Based on the assumption that the triggering event occurred on December 31, 2023, the estimated incremental payment to Ms. Fehr, under the foregoing provision, would have been approximately $220,000.

Other than as set out above, there are no compensatory plans or arrangements, with respect to any Named Executive Officer, resulting from the resignation, retirement or any other termination of employment of the officer or from a change in control of the Company or a change of any Named Executive Officer’s responsibilities following a change of control.

RAVEX AGREEMENT

Under the terms of the Ravex Agreement, in the event of death or as a result of termination due to disability, Mr. van Egmond’s Stock Options which have not vested, will vest immediately and the Company will pay any accrued and unpaid Consulting Fees (as defined in the Ravel Agreement), pro-rated to the termination and reimbursement for any un-reimbursed expenses incurred through to the termination date.

In the event that Ravex Agreement is terminated by the Company for an Event of Default (as defined in the Ravex Agreement), Mr. van Egmond shall not be entitled to any Consulting Fees or other compensation, other than for amounts otherwise due and owing up to the termination date, and all of Mr. van Egmond’s Stock Options shall terminate and shall become null and void as of the termination date.

If the Ravex Agreement is terminated by the Company (other than for an Event of Default or in the event of death, then the Company shall pay Mr. van Egmond a lump sum amount equal to one (1) month of the Consulting Fee plus one month per completed year of service counting from the date of the original agreement on January 1, 2017 to a maximum of twelve months, which amount is payable within 30 days of the termination date. Immediately effective on the termination date, the Consultant’s Stock Options which have not vested shall vest immediately. Based on the assumption that the triggering event occurred on December 31, 2023, the estimated incremental payment to Mr. Van Egmond, under the foregoing provision, would have been $191,250.

In the event that the Ravex Agreement is terminated other than for an Event of Default in the 12-month period following a Change of Control (as defined in the Ravex Agreement), the Company shall pay Mr. van Egmond a fee of $170,000. Mr. van Egmond may immediately terminate the Ravex Agreement at any time within twelve (12) months of a Change of Control by giving the Company written notice of such termination. Mr. van Egmond shall have three (3) months from the date on which notice of termination is delivered to Mr. van Egmond to exercise stock options, failing which such stock options shall terminate and become null and void.

DIRECTOR COMPENSATION

As at the date of this Circular, the Company has six directors, one of whom is also a Named Executive Officer.

The Company adopted a set of standard fees for independent director activities on December 2, 2016 pursuant to which directors are compensated by the Company for their services as directors, for committee participation, or for involvement in special assignments including special committees, and the granting from time to time of incentive stock options in accordance with the policies of the TSX-V. In April 2023 the Board approved a 54% increase in directors fees. Each independent director is entitled to $3,583 per month. The Chairperson of the Dolly Board is entitled to a further $1,834 per month. Each Chair of the Nominating and Governance Committee and the Compensation Committee are entitled to a further $417 per month. and the Chair of the Audit Committee is entitled to a further $750 per month, members of Audit Committee are entitled to a further $150 per months. The Chair of the Technical Committee who is entitled to a further $583 per month. The Dolly Board reviews the compensation of directors annually, taking into consideration any recommendations made by the Compensation Committee.

Deferred Share Unit Plan

The Company had a Deferred Share Units ("DSUs") plan which entitles certain directors to accrue share-based compensation to receive the cash equivalent of the DSUs 90 days after they retire or terminate their contract with the Company. In October of 2015, the Company ended accruals under the DSU plan and ceased issuing DSUs for payment of director fees. There are no DSUs granted and outstanding.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2023 regarding the number of Common Shares to be issued pursuant to the 2021 Plan, the Option Plan and the RSU Plan. The Option Plan and the RSU Plan were approved by the Company on May 20, 2022 and by Shareholders on June 22, 2022. See “Particulars of Matters to be Acted Upon – 4-Incentive Stock Option Plan” and “Particulars of Matters to be Acted Upon – 5-Restricted Share Unit Plan” above for further information.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, or rights (a)	Weighted average exercise price of outstanding options, warrants, or rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,870,751 upon exercise of Stock Options	0.62	14,108,711
	2,054,678 upon exercise of RSUs	N/A
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	12,925,429	0.62	14,108,711

The number of stock options and RSUs available for future issuance is a rolling 10% calculated as 0.1 multiplied by the number of Common Shares issued and outstanding on any given date.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time since the commencement of the Company's last completed financial year was a director, executive officer or senior officer of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person, other than amounts not exceeding $50,000 for travel advances.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company, other than as disclosed below. An "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed, or otherwise acquired any of its securities, so long as it holds any of its securities.

On September 12, 2012, Hecla acquired 2,000,000 Common Shares at $1.60 per Common Share for total gross proceeds to the Company of $3,200,000. In connection with this financing, Hecla was granted various rights by way of an Ancillary Rights Agreement, which remains in effect as long as Hecla owns more than 10% of the outstanding Common Shares of the Company. Those rights include the right to nominate a director to the Dolly Board, a right of first refusal for any transfer or sale of the Company's mineral properties, and the right to participate in future financings and private placements in order to maintain its pro-rata interest. Hecla currently holds 27,040,880 Common Shares, giving them a 10.6% interest. Hecla's nominee to the Dolly Board is James Sabala, who was first elected to the Dolly Board onOctober 7,2016. On November 2,2023,Dolly Varden completed a $10 million strategic private placement by Hecla (the “2023 Hecla Financing”). Pursuant to the 2023 Hecla Financing, Hecla purchased 15,384,616 Common Shares at a price of $0.65 per Common Share. In connection with the 2023 Hecla Financing, Dolly Varden agreed that the Company will not complete any further debt or equity financings for the remainder of 2023. Additionally, Dolly Varden agreed that between January 1, 2024 and September 1, 2024, without the prior consent of Hecla, it will not complete any debt or equity financings other than equity financings for net proceeds to the Company of up to $15 million and provided that the issue price under such financing is greater than $0.65 per security.

CORPORATE GOVERNANCE

The following is a summary of the Company's corporate governance disclosure required by Form 58-101F2 of National Instrument 58-101 - Disclosure of Corporate Governance Practices.

Dolly Board

The Dolly Board, at present, is composed of six directors. Mr. Shawn Khunkhun, President and CEO, by reason of his office, is not independent. Mr. Robert McLeod is the owner of a company that provides project supervision services to the Company, and is also therefore not considered independent under the definition of “independence” in the applicable securities legislation. In determining whether a director is independent, the Dolly Board chiefly considers whether the director has a relationship which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. The remaining four directors are considered to be “independent”.

The Dolly Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Dolly Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Dolly Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff, and complying with applicable regulatory requirements. The Dolly Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans, and annual operating plans.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Name of Other Reporting Issuer (or Equivalent in Foreign Jurisdiction)
Shawn Khunkhun	StrikePoint Gold Inc., Gladiator Metals Corp. (formerly Cairo Resources Inc.), Goldshore Resources Inc. (formerly Sierra Madre Developments Inc.)
Darren Devine	Chakana Copper Corp., Gladiator Metals Corp. (formerly Cairo Resources Inc.), Trenchant Capital Corp. (CSE)
James Sabala	Thunder Mountain Gold. Inc.
Robert McLeod	Blackwolf Copper and Gold
Forrester (Tim) Clark	Fury Gold Mines Limited

Unless otherwise indicated, each of the reporting issuers is listed on the TSX-V.

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Dolly Board.

Ethical Business Conduct

The Dolly Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Dolly Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Dolly Board in which the director has an interest, have been sufficient to ensure that the Dolly Board operates independently of management and in the best interests of the Company. The members of the Dolly Board sign a code of conduct acknowledgement form on joining the Dolly Board and agree to follow the Code of Conduct and Ethics policy adopted by the Dolly Board in 2015. They each confirm annually that they are in compliance with the Code of Conduct and Ethics policy.

Nomination of Directors

The Dolly Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at its annual general meeting of Shareholders, taking into account the number required to carry out the Dolly Board's duties effectively and to maintain diverse views, skills, and experience. The Company's nominating and corporate governance committee (the "NCG Committee") has responsibility for identifying potential Board candidates. There is no set process for identifying new candidates, but a pool of candidates may be generated using the existing network of the Dolly Board members, a search firm, or any other method that the Dolly Board may choose. Mr. James Sabala and Mr. Darren Devine are independent members of the NCG Committee. Mr. Robert McLeod is not considered independent under applicable securities laws.

Compensation

All compensation matters are dealt with by the Dolly Board, based upon recommendations by the Compensation Committee.

To determine compensation payable, the Compensation Committee reviews compensation paid to directors, CEOs and CFOs of companies of similar size and stage of development. The Compensation Committee determines appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management, while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee, with input from the Nominating and Governance Committee annually reviews the performance of the CEO and CFO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

All Compensation Committee members are independent directors. The Compensation Committee is made up of the following members, all of whom have relevant experience in dealing with compensation matters:

• Darren Devine (Chair). Mr. Devine is the principal of CDM Capital Partners, a firm that provides corporate finance advisory services to private and public companies. Mr. Devine also acts as a director and/or officer to a number of junior public companies in the natural resource and technology sectors. In addition, he is currently an active member of the TSX-V's Local Advisory Committee. Mr. Devine is qualified as a barrister and solicitor in British Columbia and in England & Wales and prior to founding CDM Capital Partners, practiced exclusively in the areas of corporate finance and securities law.

• James Sabala. Prior to his retirement in May, 2016, Mr. Sabala was Senior Vice President and Chief Financial Officer of Hecla Mining Corporation, a silver, gold, lead and zinc mining company with operations throughout North America and Mexico. Mr. Sabala was appointed Chief Financial Officer in May 2008 and Senior Vice President in March 2008. Prior to his employment with Hecla Mining Company, Mr. Sabala was Executive Vice President – Chief Financial Officer of Coeur d’Alene Mines Corporation from 2003 to February 2008. Mr. Sabala also served as Vice President-Chief Financial Officer of Stillwater Mining Company from 1998 to 2002. Mr. Sabala has served as a director of Arch Coal from February 2015 to October 2016. Mr. Sabala graduated from the University of Idaho with a B.S. Business, Summa Cum Laude in 1978.

• Forrester (Tim) Clark. Mr. Clark is CEO & Director of Fury Gold Mines Ltd. and brings 23 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales. Over the years, he provided corporate strategy, peer and financial analysis and insights for corporations within the materials, commodities and mining sectors.

The Company is a small junior resource company with limited financial resources. The compensation program for the senior management of the Company is designed within this context with a view that the level and form of compensation achieves certain objectives including attracting and retaining qualified executives, motivating the short and long-term performance of the executives, and aligning the interests of the executives with those of the Shareholders.

The Compensation Committee may seek independent compensation advice where appropriate from external consultants in order to assist it in assessing executive remuneration levels and aligning directors and executive remuneration packages with comparable market compensation. The Compensation Committee has not yet engaged such external advice.

ESG and Safety Committee

The Company's ESG and Safety committee supports the Company's on-going commitment to health and safety, corporate social responsibility, environmental sustainability, philanthropy, reputation, diversity, equity and inclusion, community issues and other public policy matters relevant to the Company.

Committees of the Dolly Board

The Dolly Board has appointed an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a ESG and Safety Committee, the current members of which are as follows:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	ESG and Safety Committee
James Sabala (Chair)	Darren Devine (Chair)	Darren Devine (Chair)	Robert McLeod (Chair)
Forrester (Tim) Clark	James Sabala	James Sabala	Shawn Khunkhun
Darren Devine	Forrester (Tim) Clark	Robert McLeod	Michael Henrichsen
Robert van Egmond (VP Exploration)

 A description of the function of the Audit Committee can be found in this Circular under "Audit Committee."

See Appendix C of this Circular for a full copy of the Nominating and Corporate Governance Committee Charter.

The Dolly Board also has appointed an ad hoc Technical Committee that has Michael Henrichsen as Chair, Robert McLeod, and Kurt Allen, the representative of Hecla appointed to the Technical Committee.    The Technical Committee meets at least once per year, and more often as needed, to discuss the exploration program.

Assessments

The Dolly Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Dolly Board, its committees or individual directors. The relatively small size of the Company enables the Dolly Board to satisfy itself that individual directors are performing effectively. As the Company grows, the Dolly Board will consider adopting formal procedures for evaluating director and committee performance.

AUDIT COMMITTEE

As at the date of this Circular, the Audit Committee is composed of James Sabala, Forrester (Tim) Clark, and Darren Divine. Each member of the Committee is "independent" and "financially literate." Under this heading, the Company is including the disclosure required by Form 52-110F2 of National Instrument 52-110 – Audit Committees ("NI 52-110"). The text of the Audit Committee Charter is attached in Appendix A.

The Dolly Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Relevant Education and Experience

Member	Independent/ Not Independent(1)	Financially Literate/ Not Financially Literate(1)	Relevant Education and Experience
James Sabala (Chair)	Independent	Financially Literate	Previously served as CFO for Hecla.
Forrester (Tim) Clark	Independent	Financially Literate	Has 24 years of global capital markets experience with numerous US, European and Canadian banks.
Darren Devine	Independent	Financially Literate	Principal of CDM Capital Partners, a firm that provides corporate finance advisory services to private and public companies.

(1) As defined in NI 52-110.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Dolly Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has determined that it intends to continue to rely on the exemptions contained in Sections 2.4 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total amount of fees payable to the auditor in the fiscal year in which the non-audit services were provided. The Company has not relied, and does not intend to rely, on Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Under Section 5 (b)(c) and (d) of Form 51-110F2, the Company has not relied on any of the following exemptions:

(b) the exemption in subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer),

(c) the exemption in subsection 6.1.1(5) (Events Outside Control of Member),

(d) the exemption in subsection 6.1.1(6) (Death, Incapacity or Resignation)

Pre-Approval Policies and Procedures

The Company has a procedure to bring to the Audit Committee any requests in advance of the engagement of non-audit services. The Audit Committee will review the engagement of non-audit services as required if they will exceed 5% of the total fees payable to the auditor.

External Auditor Service Fees (By Category)

Audit Fees

The aggregate fees billed by the Company's external auditor for the financial year ended December 31, 2023 for audit and assurance and related services were approximately $50,000 (2021 - $46,500).

Audit-Related Fees

The aggregate fees billed by the Company's external auditor for the financial year ended December 31, 2023 for audit related services were $24,293 (2022 - Nil).

Tax Fees

The aggregate fees billed for tax compliance, tax advice, and tax planning services by the Company's external auditor for the financial year ended December 31, 2023 were $29,100 (2022 – Nil).

All Other Fees

The aggregate fees billed by the Company's external auditor for the financial year ended December 31, 2023 for review of unaudited interim financial statements, compilation of consolidated financial statements, and related consultation and research services were $41,231 (2022 - $4,067).

Exemption

The Company is relying on the exemption provided in Section 6.1 of NI 52-110 by virtue of the fact that it is a venture issuer. Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations)of NI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2 and disclosed in this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on its SEDAR+ profile at www.sedarplus.ca. Shareholders may contact the Company at (604) 375-5578 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative annual financial statements and MD&A for its most recently completed year, which are filed on SEDAR+ and on the Company's website.

DATED this 22 day of May, 2024.

ON BEHALF OF THE BOARD

"Shawn Khunkhun"

CEO, President and Director

APPENDIX A

AUDIT COMMITTEE CHARTER

Objectives

The Audit Committee will assist the Board of Directors in fulfilling its oversight responsibilities for:

1. the financial reporting process;

2. the system of internal control over financial reporting;

3. the audit process;

4. compliance with legal and regulatory requirements; and

5. the processes for identifying, evaluating and managing the company's principal risks impacting financial reporting.

Membership

The Board of Directors shall appoint annually from among its members an Audit Committee to hold office for the ensuing year or until their successors are elected or appointed.

The Audit Committee shall be composed of at least three directors, and not more than five directors, at least a majority of whom shall be "independent" and "financially literate" (as such terms are defined in National Instrument 52-110 – Audit Committees).

The Board of Directors may from time to time designate one of the members of the Audit Committee to be the Committee Chair and, unless otherwise determined by the Board, the Secretary of the Corporation shall be the Secretary of the Audit Committee.

Meetings and Participation

The Audit Committee shall meet at least onceper quarter, or more frequently ascircumstances dictate. Any member of the Audit Committee or the external auditor may call a meeting of the Audit Committee. The auditors shall be entitled to attend all meetings and be heard thereat.

Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. The agenda will be set by the Audit Committee Chair in consultation with other members of the Audit Committee, the Board of Directors and senior management.

No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present. A quorum for meetings of the Audit Committee is a majority of its Members.

The Audit Committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be approved by Audit Committee members and available as soon as possible to the Board of Directors.

Duties, Powers, and Responsibilities

The Audit Committee is hereby delegated the following duties and powers, without limiting these duties and powers, the Audit Committee shall:

(a) Financial Reporting

  Review and recommend for approval to the Board of Directors the annual Financial Statements and the annual MD&A.

  Review the Annual Report, if prepared, for consistency with the financial disclosure referenced in the annual Financial Statements.

  Be satisfied as to the adequacy of procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from annual or quarterly financial statements and periodically assess the adequacy of such procedures.

  Review and approve quarterly financial statements and the quarterly MD&A.

  Review significant issues affecting financial reports.

  Review emerging IFRS developments and changes to accounting policies that could affect the financial disclosures of the Corporation.

  Understand how management develops interim financial information and the nature and extent of external audit involvement.

  In review of the annual and quarterly financial statements, discuss the quality of the Corporation's accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

  Review and approve any earnings guidance to be provided by the Corporation.

(b) Internal and Disclosure Controls

  Consider the effectiveness of the Corporation's internal controls over financial reporting and related information technology security and control.

  Review and approve corporate signing authorities and modifications thereto.

  Review with the auditors any issues or concerns related to any internal control systems in the process of the audit.

  Review the plan and scope of the annual audit with respect to planned reliance and testing of controls and major points contained in the auditor's management letter resulting from control evaluation and testing.

  Establish and maintain complaint procedures regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are appended hereto as Appendix A.

  Review with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting.

  Review with the Chief Executive Officer and the Chief Financial Officer the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

  Discuss with the Chief Executive Officer and the Chief Financial Officer all elements of certification required pursuant to National Instrument 52-109.

  Approve all material related party transactions in advance; materiality is set at $1 for such matters.

(c) External Audit

  Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing such other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

  Review and approve the audit plans, scope and proposed audit fees.

  Annually review the independence of the external auditors by receiving a report from the independent auditor detailing all relationships between them and the Corporation.

  Discuss with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results.

  Receive a report from the auditors on critical accounting policies and practices to be used, all alternative treatments of financial information within IFRS that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor.

  Receive an annual report from the auditors describing the audit firm's internal quality-control procedures, and material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the firm, and any steps taken to deal with any such issues.

  Ensure regular rotation of the lead partner and reviewing partner.

  Evaluate the performance of the external auditor and the lead partner annually.

  Recommend to the Board of Directors: (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, and (ii) the compensation of the external auditor.

  Separately meet with the auditors, apart from management, at least once a year.

(d) Non-Audit Services

  Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. Pre-approval may be granted by any one member of the Audit Committee. The pre-approval requirement is waived with respect to the provision of non-audit services if:

o    The aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

o     Such services were not recognized by the Company at the time of the engagement to be non-audit services; and

o     Such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee. Provided pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

(e) Risk Management

  Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Corporation.

  Ensure that Directors and Officers insurance is in place.

  Review and approve corporate investment policies.

  Assess, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board of Directors.

(f) Other Responsibilities and Matters

  Report through its Chair to the Board of Directors following meetings of the Audit Committee.

  Review annually the adequacy of the Charter and confirm that all responsibilities have been carried out.

  Evaluate the Audit Committee's and individual member's performance on a regular basis and report annually to the Board the result of its annual self-assessment.

  Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

  Discuss the Corporation's compliance with tax and financial reporting laws and regulation, if and when issues arise.

  Establish and maintain complaint procedures for the confidential anonymous submission of concerns regarding any questionable Corporate matters.

Authority

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Audit Committee at the cost of the Corporation without obtaining approval of the Board of Directors, based on its sole judgment and discretion. The Audit Committee has the authority to communicate directly with the internal and external auditors of the Corporation.

__________

Appendix A

To Audit Committee Charter

Procedures for the Submission of Complaints or Concerns
Regarding Accounting, Internal Accounting Controls or Auditing Matters

1. The Corporation shall forward to the Audit Committee of the Board of Directors any complaints that it has received regarding accounting, internal accounting controls, or auditing matters.

2. Any employee of the Corporation may submit, on a confidential, anonymous basis if the employee so desires, any concerns by sending such concerns in writing and forwarding them in a sealed envelope to:

Attention: Chair of the Audit Committee
Dolly Varden Silver Corporation

Suite 1130 – 1055 W Hastings Street
Vancouver, British Columbia, V6E 2E9

The envelope is to be clearly marked, "To be opened by the Audit Committee only." Any such envelopes shall be forwarded promptly to the Chair of the Audit Committee.

3. Contact information including a phone number and e-mail address shall be published for the Chair of the Audit Committee on the Corporation's website for those people wishing to contact the Chair directly.

4. At eachof itsmeetingsfollowingthereceiptof anyinformation pursuant tothisAppendix, the Audit Committee shall review and consider any such complaints or concerns and take any action that it deems appropriate in the circumstances.

5. The Audit Committee shall retain any suchcomplaints or concernsalong with the material gathered to support its actions for a period of no less than seven years. Such records will be held on behalf of the Audit Committee by the Audit Committee Secretary.

6. Appendix A shall appear on the Corporation's website as part of this Charter.__________

APPENDIX B

COMPENSATION COMMITTEE CHARTER

Purpose

The purpose of the Compensation Committee is to:

a) review and approve the corporate goals and objectives relevant to the CEO's compensation, evaluate the CEO's performance in light of those corporate goal and objectives, and determine (or make recommendations to the Board with respect to) the CEO's compensation level based on this evaluation;

b) make recommendations to the Board with respect to non-CEO officer extraordinary bonuses, director compensation, incentive compensation plans and equity-based plans;

c) review executive compensation disclosure before the Corporation publicly discloses this information;

d) establish and maintain a succession plan for the CEO and CFO as well as oversee the Company's overall execution succession planning strategy; and

e) establish policies and procedures designed to identify and mitigate risks associated with the Corporation's compensation policies and practices.

Composition and Qualification

Where possible, the Compensation Committee shall consist of a minimum of three directors. All members of the Compensation Committee shall be independent directors. For greater certainty, the CEO shall not be a member of the Compensation Committee.

Member Appointment and Removal

The Compensation Committee members are appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee after consultation with the Chairman and the Lead Independent Director (if any) and with consideration of the desires of individual Board members. Consideration will be given to rotating the Compensation Committee members periodically. The Compensation Committee Chairman is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee. The Board may at any time remove a member from the Compensation Committee.

Meetings

The Compensation Committee will meet at least once annually, or more frequently as circumstances may warrant. The Compensation Committee may meet with, and receive reports from, management. A quorum for the transaction of business at all meetings of the Compensation Committee shall be a majority of members.

Notwithstanding anything contrary set forth herein, the CEO may not be present for any portion of any meeting of the Compensation Committee at which the compensation of the CEO is deliberated or voted upon.

Position Description and Responsibilities for Chairman

The Chairman of the Compensation Committee shall be an independent director appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee on an annual basis following the election of the Directors at the Corporation's Annual General Meeting of shareholders.

The Chairman shall:

a) work with the Chairman of the Board and the Lead Independent Director (if any), and manage the Compensation Committee, in a manner that ensures these relationships are effective and efficient and furthers the best interests of the Corporation;

b) act as the principal sounding board and counsel for the Chairman and the Lead Independent Director (if any) with respect to compensation issues;

c) ensure that the Chairman and if appropriate the Lead Independent Director (if any) are aware of concerns of the Compensation Committee;

d) provide strong leadership of the Compensation Committee in reviewing and monitoring the aims, strategy, policy and directions of the Compensation Committee in order to achieve its objectives;

e) communicate with the Board to keep it current on all major developments involving executive compensation;

f) set the frequency of the Compensation Committee meetings and reviews such frequency as appropriate;

g) work closely with the Chairman and the Lead Independent Director (if any) to coordinate matters to be brought forth to Board Meetings from the Compensation Committee; and

h) chair and manage meetings of the Compensation Committee.

Mandate and Responsibilities

The Compensation Committee shall review and make recommendations to the Board concerning the following:

a) the compensation of the CEO;

b) extraordinary bonuses for officers other than the CEO;

c) the compensation policy with respect to employees of the Corporation or any of its subsidiaries ensuring that the Corporation is in compliance with all legal compensation reporting requirements;

d) management compensation programs including stock plans, incentive plans, other benefit plans and perquisites;

e) the succession plans and process for key employees;

f) performance appraisal and management and employee development programs; g) contingency plans in the event of the unexpected disability of key employees; h) proposed personnel changes involving officers;

i) the adequacy and form of compensation of directors, ensuring that compensation realistically reflects the responsibilities and risks involved in being an effective director;

j) the administration of the Corporation's Stock Option Plan; and

k) perform any other activities consistent with this Charter and Applicable Laws as the Compensation Committee or the Board deems necessary or appropriate.

The Compensation Committee shall have the authority to delegate any of its responsibilities to subcommittees or individual members as the Compensation Committee deems appropriate.

Authority

The Compensation Committee shall have the authority:

a) to engage independent counsel and other advisors including, without limitation, executive compensation consulting firms, that it considers necessary to carry out its duties;

b) to set and pay the compensation for any advisors employed by the Compensation Committee for the purpose of carrying out its duties; and

c) to set and pay the ordinary administrative expenses of the Compensation Committee that are necessary or appropriate in carrying out its duties.

Reporting

The Compensation Committee has a duty to report to the Board all matters that it considers to be important for Board consideration.

All minutes of the Compensation Committee should be attached to the Board minutes and forwarded to each member of the Board by the Secretary in a timely manner.

APPENDIX C

Nominating and Corporate Governance Committee Charter

1. Purpose

The purpose of the Nominating and Corporate Governance Committee is to:

(a) develop and recommend to the Board a set of corporate governance principles applicable to the Corporation;

(b) identify individuals qualified to become new Board members and to recommend to the Board new director nominees from time to time; and

(c) assist the Chairman in overseeing the structure, composition and process of evaluation of the Board, its committees and individual directors.

2. Composition and Qualification

(a) The Nominating and Corporate Governance Committee shall consist of a minimum of three directors.

(b) All members of the Nominating and Corporate Governance Committee shall be independent directors.

3. Member Appointment and Removal

(a) The Nominating and Corporate Governance Committee members are appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee after consultation with the Chairman and Lead Independent Director (if any) and with consideration of the desires of individual Board members.

(b) Consideration will be given to rotating the Nominating and Corporate Governance Committee members periodically.

(c) The Nominating and Corporate Governance Committee Chairman is selected by the Board on the recommendation of Nominating and Corporate Governance Committee.

(d) The Board may at any time remove a member from the Nominating and Corporate Governance Committee.

4. Meetings

The Nominating and Corporate Governance Committee will meet at least once annually, or more frequently as circumstances may warrant. The Nominating and Corporate Governance Committee may meet with, and receive reports from, management.

A quorum for the transaction of business at all meetings of the Nominating and Corporate Governance Committee shall be a majority of members.

5. Position Description and Responsibilities for Chairman

The Chairman of the Nominating and Corporate Governance Committee shall be an independent director appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee on an annual basis following the election of the directors at the Corporation's Annual General Meeting of shareholders.

The Chairman shall:

(a) work with the Chairman of the Board and the Lead Independent Director (if any), and manage the Nominating and Corporate Governance Committee, in an effective and efficient manner which furthers the best interests of the Corporation;

(b) act as the principal sounding board and counsel for the Chairman of the Board and the Lead Independent Director (if any) with respect to governance issues;

(c) ensure that the Chairman of the Board and if appropriate the Lead Independent Director (if any) are aware of concerns of the Nominating and Corporate Governance Committee;

(d) provide strong leadership of the Nominating and Corporate Governance Committee;

(e) work closely with the Chairman of the Board and the Lead Independent Director (if any) to coordinate matters to be brought forth to Board meetings from the Nominating and Corporate Governance Committee;

(f) communicate with the Board to keep it current on all major developments involving governance and the nomination of Directors;

(g) set the frequency of the Nominating and Corporate Governance Committee meetings and review such frequency as appropriate; and

(h) chair and manage meetings of the Nominating and Corporate Governance Committee.

6. Mandate and Responsibilities:

The Nominating and Corporate Governance Committee shall:

(a) develop the Corporation's approach to corporate governance issues and ensure that:

(i) governance of the Corporation is implemented in compliance with the Board Mandate;

(ii) the Corporation's governance and the adequacy thereof is reviewed at least annually; and

(iii) the Corporation complies to the extent practicable with the governance guidelines set out in the Applicable Laws;

(b) ensure that standards of ethical conduct are developed and monitored;
(c) annually examine the size of the Board and, where appropriate, make recommendations to increase or decrease the number of directors;

(d) annually examine the effectiveness and contribution of the Lead Independent Director (if any);

(e) consider and recommend a desirable balance of skills and experience among Board members;

(f) seek out and attract qualified candidates to fill Board positions;

(g) recommend to the Board the appropriate nominees to fill vacancies on the Board or to be proposed as candidates for election as directors at the annual shareholder meeting;

(h) ensure that new members of the Board are provided with the necessary information about the Corporation, its business and the factors which affect its performance and review and monitor the orientation of new Board members;

(i) review and approve officers' directorships in companies other than subsidiary companies and to review directors' relationships with other outside entities with regard to potential conflicts of interest;

(j) provide advice to the Board regarding proposed committee nominations;

(k) recommend to the Board the appointment of the Chairman of the Board and a Lead Independent Director (if any) following the election of the directors at the annual meeting of shareholders;

(l) ensure that the performance evaluation of the Lead Independent Director (if any) is incorporated in the Board review process, which takes place annually;

(m) review transactions or arrangements (financial or otherwise) between the Corporation and one or more directors or officers, other than compensation decisions, and make recommendations to the Board with respect thereto; and

(n) perform any other activities consistent with this Charter and Applicable Laws as the Nominating and Corporate Governance Committee or the Board deems necessary or appropriate.

The Nominating and Corporate Governance Committee shall have the authority to delegate any of its responsibilities to subcommittees or individual members as the Nominating and Corporate Governance Committee deems appropriate.

7. Authority

The Nominating and Corporate Governance Committee shall have the authority:

(a) to engage independent counsel and other advisors, including without limitation any search firm to be used to identify director candidates, that it determines are necessary to permit it to carry out its duties;

(b) to set and pay the compensation for any advisors employed by the Nominating and Corporate Governance Committee; and

(c) to set and pay the ordinary administrative expenses of the Nominating and Corporate Governance Committee that are necessary or appropriate in carrying out its duties.

8. Reporting

(a) The Nominating and Corporate Governance Committee has a duty to report to the Board all matters that it considers to be important for Board consideration.

(b) All minutes of the Nominating and Corporate Governance Committee should be attached to the Board minutes and forwarded to each member of the Board by the Secretary in a timely manner.